ROUGE RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR YEAR ENDED JANUARY 31, 2010
(Stated in Canadian Dollars)

ITEM 1.1          INTRODUCTION

The following Management Discussion and Analysis (“MD&A”) was prepared as of May ---, 2009 and should be read in conjunction with the audited financial statements and related notes for the year ended January 31, 2010 contained herein.

Rouge Resources Ltd. (“we or the Company”) was incorporated in British Columbia on March 31, 1998, which was also the date of inception. Our name was changed from Gemstar Resources Ltd on October 23, 2007 and at the same time a one for ten (1:10) share consolidation of our authorized, issued and outstanding share capital was approved and implemented. This resulted in all share and per share information in the financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented.

We are a reporting issuer in both British Columbia and Alberta and a foreign issuer in the United States with the Securities and Exchange Commission. Our common shares are posted for trading on the Over-The-Counter: Bulletin Board (OTC:BB) in the United States under the symbol ROUGF:OB.

We are in the business of acquisition, exploration and, if warranted, development of mineral resource properties. We are in the exploration stage and accordingly no current revenues have been recorded nor have any been realized since inception. Significant additional financing and considerable time and effort will be required to continue exploring our mineral property interests and, if warranted, to develop them into commercial opportunities.

ITEM 1.2          DESCRIPTION OF BUSINESS

Prior to January 31, 2009, we had a single 15-unit mining claim totaling approximately 375 hectares called the Dotted Lake Property. It is located in the Thunder Bay Mining District of Northern Ontario, approximately 45km south of Manitouwadge and 20km north of Hemlo Gold Mines along the TransCanada Highway with drivable logging roads within 1km of the Property. The claim is held in trust for the Company by a Company Director and is presently in good standing with the Ontario Ministry of Northern Development and Mines. Our original claim on the Property was staked in 2001 and then re-staked in March 2003. It is now in good standing with the Ontario Ministry of Northern Development for Mines and Forestry until March 14, 2011.

In October, 2009, the Company expanded its 100% owned holdings in the Dotted Lake Property from a single 15-unit claim to ten claims of 82 units by means of additional staking at a cost of $11,055. At the same time, an additional $9,392 was expended on soil sampling which identified anomalous zinc with coincident gold anomalies. Further work has been recommended to expand on the anomaly.

At January 31, 2010, we had expended $105,791 exploring the Property of which $15,261 related to staking and $90,530 to soil sampling, geological surveys and consulting fees & expenses.

Subsequent to the year end on April 20, 2010, we entered into an option agreement (the "Option") with local prospectors to purchase an additional 2 claims of 22 units adjacent to the Dotted Lake Property known as the Lampson Lake Property. It is close to the world class 21 million ounce Hemlo gold deposit, currently being mined by Barrick Gold Corp. We have an exclusive option to purchase a 100% interest in this new property by making option payments totaling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement which has already been paid, $12,000 one year later, $16,000 two years later and $25,000 three years later. The property is subject to a 3% net smelter royalty when and if mineral exploration and development eventually leads to mining revenue from the property.

On exercise of the Option, our holdings will then total 12 claims of 104 mining units on 1683 hectares including some favourable rock formations that host the Fairservice zinc occurrence. Soil samples taken from this occurrence by previous operators have shown reasonable quantities of both zinc and gold. Moreover, our modest soil sampling program on the original Dotted Lake claim in the summer of 2008 and again in the Fall of 2009 noted anomalous zinc with coincident gold anomalies a relatively short distance south of the Fairservice zinc occurrence. Since further work has been recommended to expand on the anomalies, we are planning a work program with Fladgate Exploration Consulting to map, prospect, soil sample, trench and analyze over the next few months at an estimated cost of $85,000.

ITEM 1.3          SELECTED FINANCIAL INFORMATION
ITEM 1.4          RESULTS OF OPERATION FOR NINE MONTHS ENDED JANUARY 31, 2010

The following table shows selected financial information for the three most recently completed fiscal years:

	Year Ended January 31, 2010	Year Ended January 31, 2009	Year Ended January 31, 2008
FINANCIAL POSITION
Total Assets	$ 169,424	$ 101,485	$ 90,043
Total Liabilities (all current)	$ 1,140,457	$ 1,053,596	$ 1,346,819
Accumulated Deficit	$ (2,737,861)	$ (2,618,939)	$ (2,423,604)
OPERATIONS
Total Revenues	Nil	Nil	Nil
Net Loss	$ (118,922)	$ (195,335)	$ (156,658)
Net loss per share	$ (0.01)	$ (0.05)	$ (0.28)

Discussion of Results of Operation for Year Ended January 31, 2010

The following results should be read in conjunction with the audited financial statements for the year ended January 31, 2010 contained herein.

		Year Ended		Year Ended
		January 31, 2010		January 31, 2009
Revenue	$	Nil	$	Nil
Expenses
Amortization and accretion		$14,562		$12,664
Management fees		60,000		52,750
Office administration and travel		44,395		48,234
Professional fees		40,338		70,055
Transfer agent and filing fees		11,308		11,632

Sub-total		(170,603)		(195,335)
Write-off accounts payable		51,681		-

Net and Comprehensive Loss for the Year		$(118,922)		$(195,335)

Revenue
The Company is in the exploration stage and has not generated any revenues since inception.

Net and Comprehensive Loss
The Company reported a net loss of $118,922 during the 2010 fiscal year compared to $195,335 during the 2009 fiscal year. This $76,413 decrease in net loss resulted from lower operating expenses of $24,732 and an accounts payable write-off of $51,681 as follows:

-	decrease of $3,839 in office administration and travel expenses primarily due to reduction in management travel.
-

decrease of $29,717 in professional fees (legal, audit and accounting) due to relatively low activity levels in 2010 and higher costs in 2009 from delayed billings of prior year which distorted the comparison somewhat.

-	decrease of $324 in transfer agent and filing fees
-	accounts payable write-off from 2001 totaling $51,681

partially offset by higher operating expenses as follows:

-	increase of $1,898 in accretion of convertible promissory note due to re-calculation of the equity component following extension of the maturity date to January 31, 2011.
-	increase of $7,250 in management fees following implementation of a new agreement

ITEM 1.5          SUMMARY OF QUARTERLY RESULTS

The following table shows operating results for the eight most recently completed quarter ends:

	4th Qtr ended Jan 31 10	3rd Qtr ended Oct. 31 09	2nd Qtr ended July 31 09	1st Qtr ended Apr. 30 09	4th Qtr ended Jan 31 09	3rd Qtr ended Oct. 31 08	2nd Qtr ended July 31 08	1st Qtr ended Apr. 30 08
Total Revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Income (Loss)	($53,949)	($36,505)	$12,412	($40,880)	($60,195)	($42,461)	($49,170)	($43,509)
Net loss per share	($0.01)	($0.00)	$0.00	$0.00	($0.01)	($0.02)	($0.09)	($0.08)

1.6          LIQUIDITY
1.7          CAPITAL RESOURCES

Working Capital	As At	As At
	January 31, 2010	January 31, 2009

Current assets	$55,439	$7,392
Current liabilities	(1,140,457)	(1,053,596)

Working capital (deficiency)	$(1,085,018)	$(1,046,204)

During the year ended January 31, 2010, the working capital deficiency increased by $38,814 mainly due to increased amounts owing to related parties partially offset by a larger bank balance.

Cash Flow	Year Ended	Year Ended
	January 31, 2010	January 31, 2009
Net cash used in Operating Activities	$(161,278)	$(162,573)
Net cash used in Investing Activities	(20,446)	(14,906)
Net cash provided by Financing Activities	226,946	176,336
Incr. (Decr.) in Cash during the Year	$45,222	$(1,143)

Cash, Beginning of Year	4,856	5,999
Cash, End of Year	$50,078	$4,856

At January 31, 2010, the Company’s cash position was $50,078 compared to $4,856 at January 31, 2009. The $45,222 increase in cash in 2010 and $1,143 decrease in cash in 2009 resulted from the following activities:

(i)	Net cash used in operating activities of $161,278 in 2010 and $162,573 in 2009 was primarily due to operating losses in both years along with a non-cash write-off of an old accounts payable in 2010.

(ii)	Net cash used in investing activities of $20,446 in 2010 and $14,906 in 2009 resulted from on-going expenditures on claim staking and soil sampling.

(iii)

Net cash provided by financing activities of $226,946 in 2010 and $176,336 in 2009. The 2009 funding came from related parties and share subscriptions from an early start to a new private placement. The 2009 funding came from shares issued for cash net of loan re-payments to related parties.

Anticipated Cash Requirements

Over the next 12 months, the Company has estimated its minimum cash requirements as follows:

Operating Expenses
Management fees	$60,000
Professional fees	40,000
General, administration and other expenses	55,000
$155,000
Mineral exploration	85,000

Total	$240,000

Further exploration on our mineral property interests will be managed over the next few months by our consulting geologist, Fladgate Exploration Consulting, at an estimated cost of $85,000 to expand on the anomalous zinc and coincident significant gold anomalies noted from previous soil samples tested. We also anticipate spending approximately $155,000 for on-going management, professional fees and administration of our corporate affairs during the ensuing twelve month period.

With no operating revenues to date, we continue to finance our operations through the issuance of common shares and borrowings from related parties. There can be no assurance that additional financing will be available when needed or, if available, on commercially reasonable terms. If we are unable to obtain additional financing on a timely basis, either through issuance of more common shares or obtaining additional advances from related parties, we may not be able to meet our obligations as they come due and may be forced to scale down or perhaps even cease business operations.

To a significant extent, our ability to raise capital is also affected by trends and uncertainties beyond our control. These include the market prices for base and precious metals and results from our exploration programs. The Company’s ability to reach its business objectives may be significantly impaired if prices for metals such as gold, copper and platinum fall or if results from the intended exploration programs on our mineral property interests are unsuccessful.

Share Capital

a)	Common Shares

Authorized

Unlimited common shares without par value

Issued and outstanding

At January 31, 2010, there were 10,565,171 shares issued and outstanding and no shares were issued during the year.

	2010		2009
	Number of		Number of
	Shares	Amount	Shares	Amount
Balance, beginning of year	10,565,171	$1,613,471	565,171	$1,113,471
Private placement @ $0.05 per share	-	-	10,000,000	500,000
Balance, end of year	10,565,171	$1,613,471	10,565,171	$1,613,471

During the year ended January 31, 2008, the Company affected a one for ten (1:10) share consolidation of its authorized, issued and outstanding share capital resulting in all share and per share information in these financial statements being presented on a retroactive basis as if the share consolidation took place at the beginning of all years presented. Accordingly, the issued and outstanding share capital was reduced from 5,651,714 to 565,171 common shares. After the share consolidation, the Company increased its authorized share capital from 10,000,000 common shares to an unlimited number without par value.

During the year ended January 31, 2009, the Company completed a non-brokered private placement of 10 million units at $0.05 for total proceeds of $500,000. Each unit consists of one common share and one non-transferable share purchase warrant, each warrant entitling the holder to acquire one additional common share of the Company at a price of $0.10 per share for two years. No value was attributed to the warrant.

At the annual general meeting of shareholders held on December 14, 2009, the Company’s Board of Directors received approval to do the following as its sole discretion in the future:
          i) to consolidate the Company shares on a one for ten (1:10) basis, if and when they decide to do so;
          ii) to change the name from Rouge Resources Ltd. to such other name as they may decide; and
          iii) to implement a rolling stock option plan per (c) below.

b)	Share Purchase Warrants

Balance		Balance
January 31,		January 31,	Exercise
2009	Issued	2010	Price	Expiry

10,000,000	-	10,000,000	$ 0.10	June 30, 2010

At January 31, 2010, the remaining contractual life of the share purchase warrants was five months with an exercise price of $0.10.

c)	Stock Option Plan

The Company’s Stock Option Plan (the “Plan”) was adopted in December 2006 and is administered under the following basic terms and conditions:

(i) the maximum available for grant is up to 10% of the Company’s issued shares outstanding at any one time;
(ii)

Company employees, directors, officers and consultants are eligible to receive a grant of stock options provided that bona fide services have been rendered and that such services are not in connection with the offer or sale of securities in a capital-raising transaction. There is a 10% limitation of options granted in any one year to one specific employee, director or officer and a 2% annual limitation to one specific consultant;

(iii)	the grant price shall not be less than the market value of the shares at the time of grant less any discount permitted by the relevant regulatory authorities;
(iv)	the exercise price shall be determined by a plan committee at the time of grant; and
(v)	the option period shall not exceed five years from the date of grant.

No stock options have been granted and no stock options are outstanding at January 31, 2010.

d)	Contributed Surplus

$
Balance, January 31, 2008	11,576
Equity component of convertible debt	41,781

Balance, January 31, 2009 and 2010	53,357

ITEM 1.8          OFF-BALANCE SHEET ARRANGEMENTS

None

ITEM 1.9          RELATED PARTY TRANSACTIONS

a)

As at January 31, 2010, loans payable aggregating $1,069,901 (2009 - $928,948) to Company’s officers and immediate family members were unsecured and non-interest bearing with no specific terms of repayment.

b)

Included in the amounts due to related parties in (a) above is a loan from an immediate family member of an officer of the Company in the face amount of $106,755 (2008 - $106,755), secured by a convertible promissory note dated February 3, 2003 and amended on both December 31, 2005 and December 31, 2007. It is non-interest bearing and the maturity date was changed to January 1, 2011. The note is convertible into 213,510 common shares of the Company prior to maturity at the holder’s option on the basis of one common share for each $0.50 of principal outstanding following the 1:10 share consolidation on October 23, 2007.

On December 31, 2007, the maturity date was extended for an additional three years to January 1, 2011 giving rise to note modification including re-calculation of the equity component of the debt. Consequently, $64,974 was allocated to the debt component and $41,781 to the embedded conversion feature using an 18% risk-adjusted debt discount rate. The debt component continues to be accreted to its face value at maturity. Accretion expense of $14,007 was recorded for the year ended January 31, 2010 (2008 - $11,871) increasing the debt component to $91,828 (2009 - $77,820) immediately before a $50,000 repayment was made on January 25, 2010. Accordingly, at January 31, 2010 the debt component was $41,828.

c)	During the years ended January 31, 2009, 2008 and 2007, the Company recorded the following transactions with related parties:

	2010	2009	2008

Management fees	$60,000	$52,750	$30,000
Office rent	30,000	18,000	18,000

The foregoing transactions were conducted in the normal course of business and recorded at the exchange amount, which is the consideration agreed to between the related parties.

d)	Subsequent to January 31, 2010, all related party loans and advances were repaid from the $1,500,000 private placement which officially closed on May 13, 2010.

ITEM 1.10        FOURTH QUARTER ENDED JANUARY 31, 2010

During the fourth quarter ended January 31, 2010, the Company held its Annual General Meeting of shareholders and the Company’s Board of Directors received approval to do the following at its sole discretion in the future:

i) to consolidate the Company shares on a one for ten (1:10) basis, if and when they decide to do so;
ii) to change the Company name from Rouge Resources Ltd. to such other name as they may decide; and
iii) to implement a rolling stock option plan per (c) below.

ITEM 1.11        SUBSEQUENT AND PROPOSED EVENTS

(a)      On May 13, 2010, the Company announced the closing of its private placement, which was previously announced on March 14, 2010, with respect to 30,000,000 units of its securities at a price of $0.05 per unit for proceeds to the Company of $1,500,000. At January 31, 2010, $100,000 of this amount was recorded as subscriptions receivable. Each unit consists of one common share in the capital of the Company and one non-transferable share purchase warrant. Each such warrant entitles the holder to acquire one additional common share of the Company at a price of $0.10 per share for a period of two years. The units and any underlying shares from this placement are subject to a hold period and may not be traded until August 28, 2010 and, in addition, are subject to restrictions from trading pursuant to the provisions of section 12(2) of British Columbia Instrument 51-509, “Issuers Quoted in the U.S. Over-the-Counter Markets”.

The proceeds of the private placement were used to pay down all related party loans and advances and the balance will be used to conduct a work program on the Company's mineral property interests and for general working capital purposes.

(b)      Effective April 20, 2010, the Company entered into an option agreement with local prospectors to purchase an additional 2 claims of 22 units adjacent to the Dotted Lake Property, known as the Lampson Lake Property. The Company has an exclusive option to purchase a 100% interest in this new property by making option payments totaling $60,000 over the next 3 years as follows: $7,000 upon signing the agreement which has already been paid, $12,000 one year later, $16,000 two years later and $25,000 three years later. The property is subject only to a 3% net smelter royalty when and if mineral exploration and development eventually leads to mining revenue from the property.

ITEM 1.12        CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The significant areas requiring the use of management estimates relate to the determination of impairment in the carrying values of long-lived assets, the carrying amount of accrued liabilities, the amounts due to related parties, the existence of contingent assets and liabilities, the values ascribed to related party transactions and future income tax assets along with the related valuation allowance. Management reviews significant estimates on a periodic basis and, when changes in estimates are necessary, makes adjustments prospectively.

ITEM 1.13        RECENT ACCOUNTING PRONOUNCEMENTS IN CANADA

New Accounting Standards Adopted

The Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) during the year ended January 31, 2010:

Goodwill and intangible assets

Effective January 1, 2009, the Company adopted CICA Section 3064, “Goodwill and Intangible Assets” which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. The standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The adoption of this standard did not have any material effect on the financial statements

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

The Company adopted the newly issued guidance of the Emerging Issues Committee EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which requires that an entity should take into account the credit risk of an entity and the counterparty in determining the fair value of financial assets and financial liabilities. This guidance is adopted retrospectively, with restatement. No retroactive revision was disclosed related to the prior period as there were no effects on the fair values of financial assets and financial liabilities

Mining Exploration Costs

In March 2009, the Company adopted the newly issued guidance of the Emerging Issues Committee EIC-174, “Mining Exploration Costs”, which provides guidance on the accounting and the impairment review of exploration costs. The adoption of this standard did not have any material effect on the financial statements

Financial Statement Concepts (Amended)

The Company adopted the amended CICA Section 1000, “Financial Statement Concepts”, which clarifies the criteria for recognition of an asset, reinforcing the distinction between costs that should be expensed and those that should be capitalized. The adoption of this standard did not have any material effect on the financial statements.

Financial Instruments – Recognition and Measurement (Amended)

In June 2009, the CICA amended Section 3855, "Financial Instruments – Recognition and Measurement", to clarify that, upon reclassification of a financial instrument out of the trading category, an assessment must be completed to determine whether an embedded derivative is required to be bifurcated. In addition, the amendment prohibits the reclassification of a financial instrument out of trading when the derivative embedded in the financial instrument cannot be separately measured from the host contract. The amendment is applicable to all reclassifications occurring after July 1, 2009. The adoption of this standard did not have any material effect on the financial statements.

In August 2009, the CICA issued further amendments to Section 3855. The amendments changed the definition of a loan such that certain debt securities may be classified as loans if they do not have a quoted price in an active market and the Company does not have the intent to sell the security immediately or in the near term. As a result, debt securities classified as loans will be assessed for impairment using the incurred credit loss model of Section 3025 to reduce the carrying value of a loan to its estimated realizable amount.

Loan impairment accounting requirements are also applied to held-to-maturity financial assets as a result of the amendments. Debt securities that are classified as available-for-sale continue to be written down to their fair value when the impairment is considered to be other than temporary. However, the impairment loss can be reversed if the fair value substantially increases and the increase can be objectively related to an event occurring after the impairment loss was recognized. The adoption of this standard did not have any material effect on the financial statements.

Financial Instruments – Disclosures (Amended)

In June 2009, the CICA amended Section 3862, "Financial Instruments - Disclosures", to require enhanced disclosure about the fair value assessments of the financial instruments. The new disclosures are based on a fair value hierarchy that categorizes financial instruments measured at fair value at one of three levels according to the reliability of the inputs used to estimate the fair values. The amendments apply to annual financial statements for fiscal years ending after September 30, 2009.

Accounting Standards Issued but not yet Adopted

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS has not been quantified

Business Combinations

In January 2009, the CICA issued three new accounting standards, Sections 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests”, each of which are effective for fiscal years beginning June 1, 2011, and further align Canadian GAAP with IFRS. Early adoption of these new standards is permitted. The Company does not expect the adoption of these standards will have a significant effect on these financial statements.

ITEM 1.14        FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company is engaged primarily in the mineral exploration business and manages related industry risk directly. The Company is potentially at risk for environmental reclamation and fluctuations and commodity-based market prices associated with resource property interests. Management is of the opinion that the Company addresses environmental risk and compliance in accordance with industry standards and specific project environmental requirements. There is no certainty that all environmental risks and contingencies have been addressed.

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

a)

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is in its cash accounts. This risk is managed through the use of a major financial institution which has high credit quality as determined by the rating agencies.

b)

Foreign exchange risk is the risk that the Company will be subject to foreign currency fluctuations in satisfying obligations related to its foreign activities. The Company operates primary in Canada and therefore is not exposed to foreign exchange risk arising from transactions denominated in a foreign currency.

c)

Interest rate risk is the risk that the fair value of future cash flow of a financial instrument will fluctuate because of changes in market interest rate. The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates. The fair value of the Company’s cash account is relatively small and unaffected by changes in short term interest rates. The Company’s debt is non-interest bearing and therefore not affected by changes in interest rates.

d)

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient working capital to meet its third party obligations.

ITEM 1.15        OTHER MD&A REQUIREMENTS

Management’s Responsibility for Financial Statements
The information provided in this report, including the audited financial statements for the year ended January 31, 2009, is the responsibility of our management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Our management believes such estimates have been based on careful judgments which have been properly reflected in the financial statements contained herein.

Transition to IFRS
Our management is aware of the approaching deadlines associated with the replacement of Canadian generally accepted accounting principles with IFRS. In addition to attending relevant seminars, management has carried out a line-by-line review of the Company’s financial statements and assessed the impact of IFRS adoption in 2011. Accordingly, management is of the opinion that, given the relative simplicity of the Company’s balance sheet, the transition to IFRS will not cause significant changes to preparation or presentation of the Company’s financial statements.

Disclosure Controls and Procedures
We maintain a set of disclosure controls and procedures designed to ensure information required to be disclosed in filings pursuant to multilateral instrument 52-109 is recorded, processed, summarized and reported within the required time periods. Our management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Our management is also responsible to ensure that information disclosed externally, including the financial statements and MD&A, is complete and reliable.

Our CEO and CFO evaluated the disclosure controls and procedures at January 31, 2010 and concluded they are operating effectively notwithstanding the Company has very limited staff. As a result, internal controls which rely on segregation of duties in many cases are not possible. Accordingly, the Company relies heavily on senior management review and approval to overcome this inherent weakness.

Business and Regulatory Risks
Our exploration program will require significant future expenditures and there is no assurance any commercial mineral quantities will be found. If we are unable to generate significant revenues from its mineral claims, continued losses are expected into the foreseeable future. There is no history upon which to base any assumption as to the likelihood we will prove successful, and there is no assurance that we will generate any revenues or ever achieve profitability. If unsuccessful in addressing these risks, the business will fail and investors could lose all of their investment in the company.

Regulatory risks include the possible delays in getting regulatory approval to the transactions that the Board of Directors believe to be in our best interest, increased fees for statutory filings, and the introduction of ever more complex reporting requirements which we must pay for in order to maintain our exchange listing.

Forward-looking statements
This Management Discussion and Analysis may contain forward-looking statements which are not statements of historical fact. The forward-looking statements are often identifiable by the use of words such as “may,” “expect,” “believe,” “anticipate” “intend,” “could,” “estimate,” or continue,” or the negative or other variations of these terms or comparable terms. Our actual results could differ materially from the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to put undue reliance on forward-looking statements.